Mail Stop 6010

April 25, 2008

Kenneth P. Hamik
President and Chief Executive Officer
LipidViro Tech, Inc.
1338 South Foothill Blvd., Suite 126
Salt Lake City, Utah 84108

Re: **LipidViro Tech, Inc.**
     Preliminary Information Statement on Schedule 14C
     Filed April 3, 2008
     File No. 0-49655

Dear Mr. Hamik:

We have reviewed your filing and have the following comments. Where indicated, we think you should amend your information statement. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

SCHEDULE 14C
General

1.   In your amendment, please also include page numbers in your information statement.

2.   We note your disclosure that the information statement relates to the sale of substantially all of the company's assets. As such, it appears that you are subject to the requirements of Item 14 of Schedule 14A, which requires the inclusion of information relating to the transaction set forth in Item 14(b), including the following:

      • A description of your business; and

- A discussion regarding past contacts, transactions or negotiations as required by Items 1005(b) and 1011(a)(1) of Regulation M-A.

In your amendment, please revise your document accordingly.

3.   Please revise to include your historical and pro forma financial statements as required by Item 14 of Schedule 14A. Since your shareholders are not receiving the cash proceeds from the transaction Instruction 2(b) of Item 14 does not apply. Additionally, please note that Item 14(c) of Schedule 14A and the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (July 2001 Supplement) requires the unaudited financial statements for your subsidiary, LipidViro Utah.

4.   How many shareholders of record do you currently have? If your purchase of Mr. Latino and Ms. Sharkus' shares will result in you having fewer than 300 shareholders of record, you must comply with Rule 13E-3.

Introduction

5.   Please specify the individuals or entities that comprise the Majority Shareholders.

Proposal I
One - For -14 Reverse Stock Split
Uncertainties with Regard to the Reverse Stock Split

6.   You indicate that there is no assurance that once the reverse stock split is in effect that you will be able to consummate a business combination. Please indicate whether you have any current intentions to pursue any particular entities or if any particular entities have approached you regarding a possible business combination. Please identify the entities and the circumstance surrounding the possible business combination to the extent applicable.

7.   Please also disclose the closing price of your common stock on the OTC Bulleting Board as of a recent date.

Effective Increase in Authorized and Unissued Shares

8.   Please indicate your current intentions or understandings to issue the additional authorized shares of common stock that will result from the reverse stocks split. If you have no current intentions or understandings to issue the additional authorized common stock, please provide a statement to that fact.

Proposal 2
Approval of the Sale of the Technology

9.   You indicate that Ms. Sharkus was a former director of the company and that Mr. Latino
        was a former consultant to the company and co-founder of the certain patent rights in
        technology owned by your wholly owned subsidiary LipidViro Utah. Please discuss how
        long Ms. Sharkus served as a director in your company and when she resigned from the
        company's board of directors. Similarly, please discuss how long Mr. Latino served as a
        consultant and when you ceased using him as a consultant. Please also discuss what type
        of consulting work he conducted for your company.

10.   We note your disclosure that in connection with the option and purchase agreements,
        AcquiSci executed releases of all claims against the company and LipidViro by Mr.
        Latino; Geribald Investments; Ms. Sharkus; and Acquis Associates amounting to an
        aggregate of $255,000. Please provide a discussion of these claims.

11.   Please disclose the exercise price and termination date of the warrants to be returned by
        Mr. Latino and Ms. Sharkus.

12.   Please also disclose the value, as of the date of the purchase agreement, of the shares Mr.
        Latino and Ms. Sharkus will give you as partial consideration for the technology.

13.   You indicate that the technology rights up for sale consists of patent rights to certain
        technology relating to viral inactivation using ozone and therapeutics for treatment of
        ischemic stroke and various diseases. Please expand your discussion and explain
        specifically what technology the patent rights involve. Please also disclose the number of
        patents right you have related to the technology rights as well as the expiration dates for
        each patent.

    14. We note your disclosure that you have been unable to obtain financing for your planned
        clinical trials. Please briefly describe the planned clinical trials, clarify whether the trials
        involved the technology that you plan to sell to AcquiSci, and disclose whether your new
        plans involve these clinical trials.

Disposition of All of the Company's Shares of LipidViro Utah

15.   It does not appear you have filed or incorporated by reference the subsidiary disposition
        agreement as an appendix to the information statement. In your next amendment, please
        do so.

16.   You indicate that the company has a promissory note due to Benedente, a company
        controlled by one of your director, in the principal amount of $719,885. Please disclose
        when the note was issued and explain the circumstances under which the note was issued
        to Benedente as well as the total amount due under this note, including the interest rate

and any applicable interest due on the note. Please provide the same information with regards to the note issued to Lombard, Inc.

17.   You indicate that Benedente will use its best efforts to negotiate the settlement of an additional $413,782.54 in company indebtedness. Please explain the circumstances surrounding this indebtedness, including when you accrued the debt, the person or entities to whom you owe the debt, and why you accrued the indebtedness.

18.   We note your disclosure that Mr. Keyser controls Benedente and that he is a director of your company. However, please explain why Benedente will be negotiating the settlement of the company indebtedness on behalf of the company.

19.   Please explain why Benedente is purchasing the subsidiary from you in light of your disclosure that after the sale of certain technology patent rights to AcquiSci, your LipidViro Utah subsidiary will have no material assets or operations.

Security Ownership of Management

20. You indicate that Benedente Holdings, LLC is an officer or director of your company. If you meant to refer to Mr. Keyser, please revise your disclosure or advise supplementally.

Changes in Control

21.   We note your disclosure that on January 28, 2008, Jenson Services executed an option agreement to acquire approximately 13 million shares of your common stock. You then disclose that these shares were purchased on December 18, 2007. We also note your disclosure further in this section that the option agreement is dated December 18, 2007 and was subsequently amended January 23, 2008. Please revise your disclosure to indicate when the option agreement was entered into as well as any subsequent amendments and what date the option was exercised or explain why the sale occurred prior to the execution of the option agreement and the amendment to the option agreement.

22.   Please disclose how the $25,000 consideration amount was determined by the parties.

23.   You indicate that Jensen Services has the right to place its designees on your board, but has not yet designated any persons to serve on the board. Please indicate how many designees Jensen Services may designate to your board of directors.

24.   We note your disclosure that pursuant to the option agreement, Jensen Services agreed to pay to Mr. Keyser a sum of $200,000, less the then-outstanding company liabilities set forth in Schedule A to the Option Agreement if Jensen Services acquires a majority of your common stock and if you enter a merger. Please disclose the total liability amount set forth in Schedule A in this section.

25.   Please also include the option agreement with Jensen Services as an appendix to this
        information statement.

Appendices

26.   We note your disclosure that you provide as an appendix the Form 8-K dated January 3,
        2008, which contains the option agreement as well as the purchase technology agreement.
        It does not appear the Form 8-K has been filed as part of your information statement.
        Please revise your document accordingly. If you intend to incorporate by reference,
        please ensure that the requirements of Note D to Schedule 14A are met, including the
        incorporation by reference language.

                                    *   *   *

        As appropriate, please amend your proxy statement in response to these comments. You
may wish to provide us with marked copies of the amendment to expedite our review. Please
furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings reviewed by the staff to be certain that they have provided all information investors
require. Since the company and its management are in possession of all facts relating to a
company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they
have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that

• the company is responsible for the adequacy and accuracy of the disclosure in the filings;
• staff comments or changes to disclosure in response to staff comments in the filings reviewed
  by the staff do not foreclose the Commission from taking any action with respect to the
  filing; and
• the company may not assert staff comments as a defense in any proceeding initiated by the
  Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of your
filing or in response to our comments on your filing.

Please contact Song Brandon at (202) 551-3621, Suzanne Hayes, Legal Branch Chief, at (202) 551-3675, or me at (202) 551-3710 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Branden T. Burningham, Esq.
        455 East 500 South Street
        Suite 205
        Salt Lake City, UT 84111